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BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

December 23, 2025

Dear Sir/ Madam,

Sub: Update on McCamish Cyber Incident

In continuation to our statement dated March 14, 2025, we would like to update that on December 22, 2025, Infosys McCamish Systems ("**IMS**"), a subsidiary of Infosys BPM limited (a wholly owned subsidiary of Infosys limited) and the State of South Dakota (United States of America) Division of Insurance entered into a Consent Order.

The South Dakota Division of Insurance expressed concerns that IMS may have violated South Dakota Codified Laws related to notification with respect to a 2023 data breach.

IMS has entered into a Consent Order to resolve this matter without any further action. The Consent Order specifically acknowledges that this is not an admission that IMS violated the Acts as listed above.

The details as required under Regulation 30 of SEBI (Listing obligations and Disclosure requirements) Regulations, 2015 (as amended) are as below:

Name of the authority	**Nature and details of the action(s) taken, initiated or order(s) passed**	**Date of receipt of direction or order, including any ad interim or interim orders, or any other communication from the authority**	**Details of the violation(s)/contravention(s) committed or alleged to be committed**
The South Dakota Division of Insurance	Consent Order – to resolve the matter without admission of the existence of the alleged violations.	December 23, 2025 (12:05 a.m. IST)	The South Dakota Division of Insurance ("DOI") expressed concerns regarding potential violations of South Dakota Codified Laws on the grounds that IMS experienced a data breach in 2023, and failed to respond to the DOI's request for information within 20 days.
Impact on financial, operation or other activities of the listed entity, quantifiable in monetary terms to the extent possible	IMS has submitted a payment of $30,000 to the South Dakota Division of Insurance as agreed upon in the consent order as a monetary penalty.		

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com

This is for your information and records.

This will also be hosted on the Company's website, at www.infosys.com

Yours Sincerely,
For **Infosys Limited**

Anur Gurugopala Raju Suryanarayana Manikantha
Digitally signed by Anur Gurugopala Raju Suryanarayana Manikantha
Date: 2025.12.23 22:21:11 +05'30'

A.G.S. Manikantha
Company Secretary
Membership no: ACS21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com